UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

NRG Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

629377508

(CUSIP Number)

David Foley	Georgia Lee
The Blackstone Group	H&F Investors IV, LLC
345 Park Avenue	One Maritime Plaza, 12th Floor
New York, NY 10154	San Francisco, CA 94111
(212) 583-5000	(415) 788-5111

Marc Lipschultz	David A. Spuria, Esq.
Kohlberg Kravis Roberts & Co. L.P.	Texas Pacific Group
9 West 57th Street	301 Commerce Street, Suite 3300
New York, NY 10019	Fort Worth, TX 76102
(212) 750-8300	(817) 871-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone TG Capital Partners IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,619,165

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,619,165*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,619,165*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.8%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Capital Partners IV-A L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 115,370

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 115,370*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,370*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Participation Partnership IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,251

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 15,251*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,251*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Family Investment Partnership IV-A L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 416,320

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 416,320*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 416,320*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone TG Capital Partners IV-B L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,259,655

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,259,655*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,259,655*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blackstone Management Associates IV L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,425,761

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,425,761*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,425,761*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.1%**

14.	Type of Reporting Person (See Instructions) OO

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter G. Peterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,425,761

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,425,761*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,425,761*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.1%**

14.	Type of Reporting Person (See Instructions) IN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen A. Schwarzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,425,761

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,425,761*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,425,761*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.1%**

14.	Type of Reporting Person (See Instructions) IN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hellman & Friedman Capital Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,415,953

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,415,953*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,415,953*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.7%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F International Partners IV-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 524,231

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 524,231*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 524,231*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F International Partners IV-C, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,358

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,358*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,358*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F Executive Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 169,176

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 169,176*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 169,176*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F TGN AIV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,322,024

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,322,024*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,322,024*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F Investors IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,433,742

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,433,742*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,433,742*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%**

14.	Type of Reporting Person (See Instructions) OO

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Millennium Fund (Energy) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,199,882

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,199,882*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,199,882*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Associates Millennium (Energy) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,199,882

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,199,882*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,199,882*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Partners III, L.P. (Series I)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 431,572

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 431,572*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 431,572*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%**

14.	Type of Reporting Person (See Instructions) PN

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Millennium GP (Energy) LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,631,454

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,631,454*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,631,454*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.3%**

14.	Type of Reporting Person (See Instructions) OO

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TPG Advisors III, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,145,561

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,145,561*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,145,561*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.3%**

14.	Type of Reporting Person (See Instructions) CO

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

CUSIP No. 629377508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TPG Advisors IV, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,068,444

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,068,444*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,068,444*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%**

14.	Type of Reporting Person (See Instructions) CO

* See Item 5 below.

** The calculation of the foregoing percentage is based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.

This Amendment No. 1 supplements and amends Items 4, 5, 6 and 7 of the statements on Schedule 13D relating to the common stock, $0.01 par value per share (“Issuer Common Stock”), of NRG Energy, Inc., a Delaware corporation (the “Issuer”), filed on February 10, 2006 by each of: (i) Blackstone TG Capital Partners IV L.P., Blackstone Capital Partners IV-A L.P., Blackstone Participation Partnership IV L.P., Blackstone Family Investment Partnership IV-A L.P., Blackstone TG Capital Partners IV-B L.P., Blackstone Management Associates IV L.L.C., Peter G. Peterson and Stephen A. Schwarzman (the “Blackstone 13D”); (ii) Hellman & Friedman Capital Partners IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-C, L.P., H&F Executive Fund IV, L.P., H&F TGN AIV, L.P. and H&F Investors IV, LLC (the “H&F 13D”); (iii) KKR Millennium Fund (Energy) L.P., KKR Associates Millennium (Energy) L.P., KKR Millennium GP (Energy) LLC, and KKR Partners III, L.P. (Series I) (the “KKR 13D”); and (iv) TPG Advisors III, Inc. and TPG Advisors IV, Inc. (the “TPG 13D”, and together with the Blackstone 13D, H&F 13D and KKR 13D, each a “Schedule 13D”, and together, the “Schedules 13D”).  Each Item below amends and supplements the information disclosed under the corresponding Item of each of the Schedules 13D.

This Amendment No. 1 shall refer (a) to the Blackstone Funds (as defined in the Blackstone 13D), the H&F Partnerships (as defined in the H&F 13D), Millennium Energy and KKR Partners (each as defined in the KKR 13D) and the TPG Funds (as defined in the TPG 13D) collectively as the “Funds” and (b) to the persons and entities listed in clauses (i) through (iv) of the preceding paragraph collectively as the “Reporting Persons”.

Item 4.	Purpose of Transaction
Item 4 of each Schedule 13D is hereby amended and supplemented by adding immediately before the penultimate paragraph thereof the following:

Underwriting Agreement.  On August 9, 2006, representatives of the Funds jointly invited several financial institutions to bid to purchase some or all of the Issuer Common Stock owned by the Funds.  On August 9, 2006, the Funds entered into an underwriting agreement (the “Underwriting Agreement”) among the Issuer, the Funds and Morgan Stanley & Co. Incorporated (the “Underwriter”), pursuant to which the Funds agreed to sell an aggregate of 16,852,481 shares of Issuer Common Stock pursuant to an underwritten offering registered on the Issuer’s registration statement on Form S-3 (File No. 333-130549).  The closing of these sales is expected to occur on August 15, 2006.

The foregoing summary of the Underwriting Agreement is qualified in its entirety by reference to the complete text of the Underwriting Agreement filed as Exhibit 4 hereto.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (b) of each Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

Collectively, the Funds directly own a total of 33,704,962 shares of Issuer Common Stock, or approximately 24.6% of the outstanding shares of Issuer Common Stock, based on 137,015,810 shares of Issuer Common Stock outstanding as of August 2, 2006, as reported in the Issuer’s Prospectus Supplement filed on August 11, 2006.  Because of the matters described in Item 4, the Funds may be deemed to have formed a “group” within the meaning of Section 13(d) of the Securities Exchange Act with respect to the disposition of Issuer Common Stock, and each Fund may therefore be deemed to have beneficial ownership of all Issuer Common Stock beneficially owned by each of the Funds.

The Funds are not acting and do not presently intend to act in a manner that could deem the Funds to be a “group” within the meaning of Section 13(d) of the Securities Exchange Act or to act in concert with respect to voting of their shares of Issuer Common Stock or with respect to seeking to influence the management or policies of the Issuer.

Neither the filing of Amendment No. 1 to this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any other person described in Item 2 of the Schedules 13D or listed in any schedule thereto is the beneficial owner of the Issuer Common Stock referred to herein or is a member of any “group” within the meaning of Section 13(d) of the Securities Exchange Act or for any other purpose, and such beneficial ownership and membership in any such group is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of each Schedule 13D is hereby amended and supplemented to incorporate by reference the amendments and supplements to Item 4 herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 of each Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

4.  Underwriting Agreement, dated as of August 9, 2006, among the Issuer, the Funds and the Underwriter (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 11, 2006).

5.  Joint Filing Agreement, dated August 11, 2006, among the persons listed on the signature pages thereto relating to the joint filing of an amendment to certain statements on Schedule 13D (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 11, 2006

BLACKSTONE TG CAPITAL PARTNERS IV L.P.

By:	Blackstone Management Associates IV L.L.C., as General Partner

By:	/s/ David Foley
	Name:	David Foley
	Title:	Member

BLACKSTONE TG CAPITAL PARTNERS IV-B L.P.

By:	Blackstone Management Associates IV L.L.C., as General Partner

By:	/s/ David Foley
	Name:	David Foley
	Title:	Member

BLACKSTONE CAPITAL PARTNERS IV-A L.P.

By:	Blackstone Management Associates IV L.L.C., as General Partner

By:	/s/ David Foley
	Name:	David Foley
	Title:	Member

BLACKSTONE PARTICIPATION PARTNERSHIP IV L.P.

By:	Blackstone Management Associates IV L.L.C., as General Partner

By:	/s/ David Foley
	Name:	David Foley
	Title:	Member

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP IV-A L.P.

By:	Blackstone Management Associates IV L.L.C., as General Partner

By:	/s/ David Foley
	Name:	David Foley
	Title:	Member

BLACKSTONE MANAGEMENT ASSOCIATES IV L.L.C.

By:	/s/ David Foley
Name:	David Foley
Title:	Member

/s/ Peter G. Peterson
PETER G. PETERSON

/s/ Stephen A. Schwarzman
STEPHEN A. SCHWARZMAN

HELLMAN & FRIEDMAN CAPITAL PARTNERS IV, L.P.

By:	H&F Investors IV, LLC, its General Partner

By:	/s/ Georgia Lee
Georgia Lee, Managing Director

H&F INTERNATIONAL PARTNERS IV-A, L.P.

By:	H&F Investors IV, LLC, its General Partner

By:	/s/ Georgia Lee
Georgia Lee, Managing Director

H&F INTERNATIONAL PARTNERS IV-C, L.P.

By:	H&F Investors IV, LLC, its General Partner

By:	/s/ Georgia Lee
Georgia Lee, Managing Director

H&F EXECUTIVE FUND IV, L.P.

By:	H&F Investors IV, LLC, its General Partner

By:	/s/ Georgia Lee
Georgia Lee, Managing Director

H&F TGN AIV, L.P.

By:	H&F Investors IV, LLC, its General Partner

By:	/s/ Georgia Lee
Georgia Lee, Managing Director

H&F INVESTORS IV, LLC

By:	/s/ Georgia Lee
Georgia Lee, Managing Director

KKR MILLENNIUM FUND (ENERGY) L.P.

By:	KKR Associates Millennium (Energy) L.P., its General Partner

By:	KKR Millennium GP (Energy) LLC, its General Partner

By:	/s/ Marc S. Lipschultz
	Name:	Marc S. Lipschultz
	Title:	Member

KKR PARTNERS III, L.P. (SERIES I)

By:	KKR Millennium GP (Energy) LLC, a General Partner

By:	/s/ Marc S. Lipschultz
	Name:	Marc S. Lipschultz
	Title:	Member

KKR ASSOCIATES MILLENNIUM (ENERGY) L.P.

By:	KKR Millennium GP (Energy) LLC, its General Partner

By:	/s/ Marc S. Lipschultz
	Name:	Marc S. Lipschultz
	Title:	Member

KKR MILLENNIUM GP (ENERGY) LLC

By:	/s/ Marc S. Lipschultz
	Name:	Marc S. Lipschultz
	Title:	Member

TPG ADVISORS III, INC.

By:	/s/ David A. Spuria
	Name:	David A. Spuria
	Title:	Vice President

TPG ADVISORS IV, INC.

By:	/s/ David A. Spuria
	Name:	David A. Spuria
	Title:	Vice President

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
4.

Underwriting Agreement, dated as of August 9, 2006, among the Issuer, the Funds and the Underwriter (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 11, 2006).

5.

Joint Filing Agreement, dated August 11, 2006, among the parties listed on the signature pages thereto relating to the joint filing of an amendment to certain statements on Schedule 13D (filed herewith).